

Mail Stop 3561

August 30, 2016

Gregg S. Kantor
Chief Executive Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

     Re: **Northwest Natural Gas Company**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 26, 2016
                File No. 1-15973

Dear Mr. Kantor:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ James Allegretto

                                   James Allegretto
                                   Senior Assistant Chief Accountant
                                   Office of Consumer Products